EXHIBIT (2)

Public Notice Regarding Merger

April 9, 2009

To: Shareholders and Creditors

ACCA Networks Co., Ltd.
12-1, Yurakucho 1-chome, Chiyoda-ku, Tokyo
Isamu Suyama
Representative Director and President

ACCA Networks Co., Ltd. (the “Company”) will merge with eAccess Ltd. (“eAccess”; head office: Shin-Nikko Bldg., 10-1, Toranomon 2-chome, Minato-ku, Tokyo) on the effective date of June 25, 2009.  In connection with the foregoing, the Company would like to provide notice of the following.

As a result of the merger described above (the “Merger”), eAccess will succeed to all of the rights and obligations of the Company and the Company will be dissolved on the effective date of the merger.

eAccess resolved to implement the Merger without obtaining approval at a general meeting of its shareholders, pursuant to Article 796, Paragraph 3 of the Corporation Law of Japan (the “Corporation Law”).  A resolution approving the Merger was passed at a general meeting of the shareholders of the Company on March 27, 2009.

1.
Any shareholders dissenting to the Merger and intending to request that the Company repurchase the shares that he or she holds shall notify the Company in writing of such request, and the number of shares in respect of which such request is being made, within the period from the day twenty days prior to the effective date of the Merger to the day immediately preceding such effective date, pursuant to Article 785, Paragraph 1 of the Corporation Law.  Please note that any shareholder submitting the notice set forth above will also be required to submit the necessary request pertaining to an individual shareholder notification to the account management institution at which the shares of such shareholder have been deposited.

2.	Any creditors objecting to the Merger shall give notice within a month from the day following the date of this public notice.

3.	The latest balance sheets of each company are disclosed as part of the following documents:

ACCA Networks Co., Ltd.:	Annual securities report filed pursuant to the Financial Instruments and Exchange Law.

eAccess Ltd.:	Annual securities report filed pursuant to the Financial Instruments and Exchange Law.

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